Exhibit 3.1

ARTICLES OF AMENDMENT

1.	The name of the corporation is Quaker Chemical Corporation.

2.	The address of the registered office in the Commonwealth of Pennsylvania is: One Quaker Park, 901 Hector Street, Conshohocken, PA 19428, Montgomery.

3.	The statute under which the corporation was incorporated is: Act of April 29, 1874.

-	The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

4.	The date of the corporation’s incorporation is: October 20, 1930.

5.	The amendment was adopted at a meeting of the shareholders of the corporation.

6.	The amendment adopted by the corporation is:

RESOLVED, that the articles of incorporation of the Corporation be amended as follows:

1.	Insert new Article 7 to read in its entirety as follows:

7.  (a) In an election of directors that is not a contested election, each director shall be elected by the vote of the majority of the votes cast with respect to that director. For the purposes of this Article 7, a majority of the votes cast means that the number of votes cast “for” a nominee must exceed the number of votes cast “against” that nominee. This Article 7 shall not apply to an election of directors by holders of any class of stock (other than Common Stock) issued by the Corporation who have the right, voting separately as a class or otherwise, to elect directors.

(b) In a contested election of directors, the candidates receiving the highest number of votes, up to the number of directors to be elected in such election, shall be elected. Shareholders shall not have the right to vote against a nominee in a contested election of directors.

(c) For purposes of this Article 7, a contested election is one in which the number of candidates exceeds the number of directors to be elected. The number of candidates for an election shall be determined in accordance with these Articles of Incorporation, the Corporation’s By-Laws, including any advance notice provisions of each, and applicable law.

(d) If an incumbent director who is a candidate for re-election is not elected, the director shall be deemed to have tendered his or her resignation to the Board to be effective as of the adjournment of the meeting of the Board at which a decision on whether to accept the resignation is made by the Board. The Nominating Committee, if any, will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board shall act on the Nominating Committee’s recommendation and disclose its decision and the rationale therefor within 90 days after the date of the certification of the election results. The director who is deemed to have tendered his or her resignation shall not participate in the decisions of the Nominating Committee or of the Board with respect to his or her own resignation.

2.	Renumber current Articles 7 through 9 as new Articles 8 through 10, and make conforming changes within those articles to references to those articles.

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IN WITNESS WHEREOF, these articles of amendment have been executed by the corporation on May 8, 2019.

QUAKER CHEMICAL CORPORATION

By:	/s/ Robert T. Traub
Name:	Robert T. Traub
Title:	Vice President, General Counsel and Corporate Secretary